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                         Aristotle International, Inc.
                               50 E Street, S.E.
                                   Suite 300
                             Washington, DC  20003

                               November 14, 2000



VIA EDGAR
---------

Elaine Wolff, Esq.
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC  20549

     Re: Aristotle International, Inc. Registration Statement on Form S-1, as amended
                     (Registration No. 333-37098)

Dear Ms. Wolff:

     In accordance with Rule 477(a) promulgated under the Securities Act of 1933, as amended, Aristotle International, Inc. (the "Registrant"), hereby respectfully requests that the Securities and Exchange Commission consent to the withdrawal of its Registration Statement on Form S-1 (Registration No. 333-37098), together with all exhibits thereto (the "Registration Statement"). Please note that the Registration Statement has not yet been declared effective, and that no shares of the Registrant's Common Stock, par value $0.001 per share, have been offered or sold pursuant to the Registration Statement. This application is made on the grounds that based on current market conditions, the Registrant has determined that it is not advisable at this time to proceed with the proposed offering.

     Should you have any questions or require any additional information, please call the undersigned at (415) 440-1102, or Christopher M. Forrester, Esq., of the law firm of Pillsbury Madison & Sutro LLP, at (858) 509-4052.

                              Sincerely,

                              ARISTOTLE INTERNATIONAL, INC.


                              By:             /s/
                                      -------------------------------------
                              Name:   John A. Phillips
                              Title:  Chief Executive Officer